Exhibit 12
General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2005

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Net earnings	$6,952	$6,952
Provision for income taxes	1,538	1,538
Minority interest in net earnings of consolidated affiliates	510	510

Earnings before provision for income taxes and minority interest	9,000	9,000
Fixed charges:
Interest	10,676	10,676
One-third of rentals	253	253

Total fixed charges	10,929	10,929

Less interest capitalized, net of amortization	(51)	(51)

Earnings before provision for income taxes and minority interest,
plus fixed charges	$19,878	$19,878

Ratio of earnings to fixed charges	1.82	1.82

Preferred stock dividend requirements		$53
Ratio of earnings before provision for income taxes to net earnings		1.22

Preferred stock dividend factor on pre-tax basis		65
Fixed charges		10,929

Total fixed charges and preferred stock dividend requirements		$10,994

Ratio of earnings to combined fixed charges and preferred stock dividends		1.81

For purposes of computing the ratios, we believe that fixed charges include interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.